Clifford L. Neuman, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

February 2, 2005

VIA EDGAR AND FEDERAL EXPRESS

John Zitko, Staff Attorney
United States Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop ____
Washington, D.C. 20549

              Re: Golden West Brewing Company, Inc.
                       Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2
                       File No. 333-121351

Dear Mr. Zitko:

          On behalf of Golden West Brewing Company (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Pre-Effective Amendment No. 1 to Form SB-2 Registration Statement.

          I am enclosing herewith for your convenience two sets of the Amendment, each set consisting of one redlined and one clean Registration Statement.

          To expedite your review, please accept the following in response to the comments of the Commission dated January 14, 2005:
Comment 1:	We have disclosed the current status of the acquisition of the assets of Butte Creek and revised and updated the prospectus throughout.
Comment 2	The pagination has been included, as requested.
Comment 3	Revised throughout, as requested.
Comment 4	We have revised the prospectus cover page to clarify, as requested.
Comment 5	Revised as requested. See back cover page.
Comment 6	Revised as requested. See back cover page.
Comment 7	Revised as requested. See page 2.
Comment 8	Revised and updated, as requested. See page 2 and throughout.
Comment 9	Updated and revised throughout, as requested.
Comment 10	The escrow agreement has been revised to clarify, as requested. See Exhibit 10.2.
Comment 11	Revised as requested. See page 5.
Comment 12	Revised as requested. See pages 6 (Pro Forma Summary Financial Data), 21 (Pro Forma Capitalization) and 27 (Selected Pro Forma Financial Data).
Comment 13	Revised throughout as requested.
Comment 14	We have deleted those risk factors which we believe are generic. However, we believe that the risk factor that had been numbered 13 is particularly relevant to this offering and have retained it.
Comment 15	Supplementally, please be advised that we believe the risk factor adequately discloses the risk of losing use of the money pending closing of escrow, which could take up to 180 days.
Comment 16	Revised as requested. See page 9.
Comment 17	We have reworked the risk factors in response to this comment. We believe that all generic risk factors have been eliminated.
Comment 18	Revised throughout, as requested.
Comment 19	We believe that the risk factor identified is redundant with others, and therefore it has been eliminated.
Comment 20	Revised and clarified as requested. See page 11.
Comment 21	Revised as requested. See page 11.
Comments 22	Supplementally, please be advised that Tom Atmore, our general manager, and Larry Berlin, our master brewer, have substantial experience in the micro brewing industry.
Comment 23	Revised as requested. See page 14.
Comment 24	Revised as requested. See page 17.
Comment 25	Revised as requested. See page 17.
Comment 26	Revised as requested. See page 17.
Comment 27

Supplementally, please be advised that the debt which is being repaid consists of outstanding accounts payable. No notes will be paid or retired. Further, no debt payable to officers, directors or related parties will be paid. We have revised the disclosure accordingly. See page 18.

Comment 28	Revised as requested. See pages 18 and 22.
Comment 29	Revised as requested. We believe that the elements within working capital have now been adequately disclosed. See page 18.
Comment 30	Supplementally, please be advised that no payments will be made to officers and directors.
Comment 31	We have added a disclosure concerning the factors that will affect a reallocation of proceeds. See page 18.
Comment 32

We have revised the per share figure to correct a typographical error. Supplementally, please be advised that we have verified that the pre-offering net tangible book value is $(51,248), based on the pro forma stockholder's deficit of $(45,525) less intangible assets of $5,723. Deferred offering costs are deducted from the post-offering calculations.

Comment 33	Revised as requested. See pages 25-26.
Comments 34-42	Please be advised that the MD&A has been entirely rewritten in response to these comments. See pages 28-34.
Comment 43	Revised as requested. See page 39.
Comment 44	Revised as requested. See page 39 and throughout.
Comment 45	Please be advised that there exists no affiliation or other relationship between Golden West, its officers, directors or affiliates and Butte Creek, its officers, directors or affiliates.
Comment 46	Revised as requested. See page 39.
Comment 47	Revised as requested. See page 39.
Comment 48

Supplementally, please be advised that the referenced license that was revoked pertained to a discontinued business named "Signature Wines." We have confirmed that the application of Golden West Brewing Company, Inc. for a license from the California Department of Alcohol Beverage Control will not be adversely affected by that prior revocation.

Comment 49	Revised as requested. See page 40.

Comment 50	We were unable to find the specific reference for that statement, and therefore have deleted same.

Comment 51	Revised as requested. See page 42.

Comment 52	Revised as requested. See page 45.

Comment 53	Revised as requested. See page 46.

Comment 54	Revised as requested. See page 47.
Comment 55	Revised as requested. See page 47.
Comment 56	Revised as requested. See page 48.
Comment 57	Revised as requested. See page 49.
Comment 58	Revised as requested. See page 49.
Comment 59	Revised as requested. See page 51.
Comment 60	Revised as requested. See page 51.
Comment 61	Supplementally, please be advised that the identified language was extraneous and has been removed. See Amendment No. 1 to Asset Purchase and Sale Agreement, filed as Exhibit 2.2.
Comment 62	We have removed reference to our Chief Financial Officer. See page 54.
Comment 63	Revised as requested. See page 54.
Comment 64	Revised as requested. See page 54.
Comment 65	Revised as requested. See pages 57 and 58.
Comment 66	Revised as requested. See page 57.
Comment 67	Revised as requested. See page 58.
Comment 68	Revised as requested. See page 59.
Comment 69	Revised as requested. See page 59.
Comment 70	Revised as requested. See page 61.
Comment 71	Revised as requested. See page 61.
Comment 72

We have revised the disclosure concerning the safe harbor. We have concluded that John C. Power is not eligible to rely upon the safe harbor, and have made an appropriate disclosure to that effect.

Supplementally, please be advised that we do not believe any of the Company's directors or officers qualifies as a "person associated with a broker-dealer" within the meaning of Section 3(a)(18) of the Exchange Act. Neither those individuals, nor Golden West itself, would be deemed a broker, meaning engaged in the business of effecting transactions in securities for the account of others (Section 3(a)(4) of the Exchange Act) or a dealer, meaning engaged in the business of trading in securities for their own account (Section 3(a)(5) of the Exchange Act). John C. Power's principal activities have involved acquiring controlling interest in operating companies and managing companies engaged in a variety of industries, including real estate development and natural resource development. We believe that the fact that he is not eligible to rely upon the safe harbor of Rule 3a4-1 does not result in his activities being characterized as the activities of a broker, dealer or a person associated with a broker-dealer.

Brian Power's principal business activities likewise involve primarily real estate development.

Mr. Moorer was for many years Chief Financial Officer of several public companies and most recently Chief Executive Officer of a public holding company.

Comment 73	The disclosure has been deleted, as requested. See page 63.
Comment 74	That disclosure is contained in a subsequent subsection, "Shares Eligible for Future Sale," found in the prospectus at pages 64 and 65.
Comment 75	Revised as requested. See page 65.
Comment 76	The two stock transactions are separate transactions. The $22,500 was received by the Company on October 4, 2004 ($8,750) and November 1, 2004 ($13,750). Please see Note 6 for additional disclosure.
Comment 77

Due to the contingencies involved relating to the transaction, a calculation allowance was provided rather than recording the advances as an investment. Should the contract not close, the collection of the receivable is uncertain. As of January 31, 2005, the contract has not yet been closed. Should the contract close, the advances would be converted to an investment, at which time a valuation would be made to determine if a valuation allowance was needed. Based on the financial history of Butte Creek, it appears that a valuation allowance would be needed. Therefore, recording the loan as an investment in Butte Creek on the financial statements, that is anticipated to be written off as a valuation allowance later, would appear to be misleading.

Comment 78	Revised as requested. See pages F-8 and F-9.
Comment 79	Revised as requested. See page F-11.
Comment 80	Revised as requested. See page F-13.
Comments 81	Clarified and revised as requested. See page F-16.
Comment 82	Revised as requested. See page F-25.
Comment 83	Revised as requested. See pages F-25 and F-26.
Comment 84	Revised as requested. See page F-27.
Comment 85

Revised as requested. See page F-31. By way of further explanation, please be advised that there were approximately $116,000 in improvements, depreciation and other expenditures affecting the calculation of net capital gain.

Comment 86	Disclosures were revised throughout as requested.
Comment 87	The notes have been substantially rewritten as requested. See pages P-6 through P-8.
Comment 88	See Note 1 to Notes to Pro Forma Financial Statements at page P-7.
Comment 89

The accumulated deficit for the combined entity is equal to the accumulated deficit of the accounting acquirer, adjusted for write-downs and write-ups. The net effect of the reversal of the valuation allowances of $134,965 and $154,107, and the provision for valuation allowance for goodwill of $424,552, is an additional deficit of $135,480. See page P-7.

Comment 90	Please be advised that no amortizable intangible assets were recorded.
Comment 91	The pro forma disclosure does not include losses resulting from the valuation allowances against the advances to Butte Creek. These allowances were reversed in journal entry #1.
Comment 92	Revised as requested. See pages 69-70.
Comment 93	Revised as requested. See page 70.
Comment 94	Revised as requested. See page 70.
Comment 95	Supplementally, please be advised that no options have been granted by the Company.
Comment 96

Exhibits with conformed signatures are filed herewith. Further, the Fund Escrow Agreement has been revised as requested. Supplementally, please be advised that the Fund Escrow Agreement will not be executed until the Registration Statement has been declared effective.

Comment 97	The subscription agreement has been revised and is filed herewith. See Exhibit 4.2.
Comment 98-100	The legal opinion has been revised as requested and is filed herewith.

          Please let me know if you have further comments or questions.

                                                                                Sincerely,

                                                                                /s/ Clifford L. Neuman
                                                                                Clifford L. Neuman

CLN:nn
cc: Mr. Brian Power